Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated April 5, 2013, in Amendment No.1 to the Registration Statement (Form S-4) and related Prospectus of Sabine Pass Liquefaction, LLC. for the exchange of up to $2,000,000,000 aggregate principal amount of registered 5.625% Senior Secured Notes due 2021 for any and all of the $2,000,000,000 aggregate principal amount of unregistered 5.625% Senior Secured Notes due 2021 that were issued on February 1, 2013 and April 16, 2013, and the exchange of up to $1,000,000,000 aggregate principal amount of registered 5.625% Senior Secured Notes due 2023 for any and all of the $1,000,000,000 aggregate principal amount of unregistered 5.625% Senior Secured Notes due 2023 that were issued on April 16, 2013.

/s/ Ernst & Young LLP

Houston, TX

December 27, 2013